EXHIBIT (a)(9)

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Exhibit a(9)

For Immediate Release

                Ambanc Submits Additional Board Nominee to Cohoes

AMSTERDAM, N.Y.--(BUSINESS WIRE)-August 25, 2000--Ambanc Holding Co., Inc. (NASDAQ: AHCI) ("Ambanc") announced today that it has submitted the nomination of Daniel A. Lanzetta, III for election to the Board of Directors of Cohoes Bancorp, Inc. ("Cohoes") at the 2000 annual meeting of Cohoes shareholders. Mr. Lanzetta resides within the Cohoes local market area and is well qualified to serve as a director of Cohoes. Information regarding Mr. Lanzetta is attached.

On August 3, 2000, Ambanc announced that it had submitted two nominees to Cohoes for election at the next Cohoes annual meeting. Today's nomination results in a total of three persons nominated by Ambanc out of a total of four Board seats open to election at the next annual meeting of Cohoes shareholders. In compliance with the applicable regulations of the Office of Thrift Supervision, Ambanc has submitted the nominations of three candidates.

On August 17, 2000, the Cohoes shareholders rejected the proposed merger of Cohoes with Hudson River Bancorp, Inc. ("Hudson River"). As a result, under applicable law and Cohoes bylaws, Cohoes is required to hold an annual meeting of shareholders in 2000. At that meeting, four board seats are expected to be up for election. Ambanc intends to solicit proxies in favor of its three nominees and against certain Cohoes nominees. Cohoes has not publicly announced the date of its 2000 annual meeting of shareholders.

John Lisicki, Ambanc's President and CEO stated: "In rejecting the Hudson River merger, we believe the shareholders of Cohoes have spoken clearly and loudly against the path the current Board of Cohoes has chosen to follow and we are gratified that the Cohoes shareholders agreed with us regarding the Hudson River merger. We have stated time and time again our sincere desire to acquire Cohoes, and time and time again our proposals have been dismissed by the current board and management without serious consideration. We believe that now is the time to provide to the Cohoes shareholders the opportunity to elect directors to their board who understand that the interests of the shareholders - the true owners of the company - must be the primary consideration in the operation of a publicly owned company."

Ambanc  Holding Co.,  Inc. is a unitary  savings and loan holding  company.  The
Company's primary subsidiary, Mohawk Community Bank, serves customers in seventeen upstate New York offices, located in Montgomery, Fulton, Schenectady, Saratoga, Albany, Otsego, Chenango and Schoharie counties. The Bank's deposits are insured up to the maximum legal amount by the FDIC.



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The foregoing material may contain forward-looking  statements.  We caution that such statements may be subject to a number of risks and uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Ambanc does not undertake, and specifically disclaims, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

Ambanc commenced a tender offer on August 9, 2000, for all of the outstanding shares of Cohoes and has filed tender offer materials with the SEC which set forth the complete details of Ambanc's tender offer. WE URGE INVESTORS TO
CAREFULLY READ THE TENDER OFFER MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the tender offer materials at the SEC's web site at www.sec.gov. These documents may also be obtained for free from Ambanc by directing a written request to Ambanc Holding Co., Inc., 11 Division Street, Amsterdam, New York 12010, Attention: Secretary.


                      INFORMATION REGARDING AMBANC NOMINEE
                    FOR ELECTION TO COHOES BOARD OF DIRECTORS


Daniel A. Lanzetta III. Mr.  Lanzetta  lives in  Loudonville,  New York and is a
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Registered  Investment  Advisor.  He is the  President and sole  shareholder  of
Sterling Asset Management Company, Inc., Loudonville, New York. He is also a manager of Financial Institutions Fund, LLC, a private investment fund, of Albany, New York. Mr. Lanzetta owns 7,000 shares of Cohoes common stock.

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CONTACT: Ambanc Holding Co., Inc.
John M. Lisicki, President & CEO (518) 842-7200 jlisicki@mohawkcommunitybank.com